                                                                       EXHIBIT 1


                       [LETTERHEAD OF WESTERN RESOURCES]


                                                        Media contact:
                                                        Michel' Philipp
                                                        Phone: 913.575.1927
                                                        FAX: 913.575.6399
                                                        news@wstnres.com
                                                        Investor contact:
                                                        Rick Kready
                                                        Phone: 913.575.8226
                                                        FAX: 913.575.8160
                                                        Rick Kready@wstnres.com



--------------------------------------------------------------------------------

Editor's Note: A telephone news conference call has been scheduled for 10 a.m. CST with Mr. Hayes. Media wishing to participate should call 1-888-208-1811 prior to 10 a.m. CST and provide the following confirmation number: 298590.


                     WESTERN RESOURCES MAKES OFFER FOR ADT
                         IN $3.5 BILLION EXCHANGE OFFER

                       WESTERN RESOURCES WOULD BECOME #1
                  IN MONITORED SECURITY FOR HOMES, BUSINESSES


        NEW YORK, New York, December 18, 1996 (7:30 a.m. EST) -- Western Resources (NYSE: WR), the Topeka-based energy and security services company, today announced an offer to acquire the outstanding common stock of ADT Limited, North America's largest monitored security services company.

        Western Resources, the largest shareowner of ADT with approximately 27 percent of ADT outstanding shares, said it would offer $22.50 in Western Resources stock and cash for each ADT common share. The offer consists of $15.00 in Western Resources common stock* and $7.50 cash. Under ADT's by-laws Western Resources is calling for a special meeting of ADT shareowners to replace the ADT board of directors in order to complete the transaction.

        The offer was made in a letter, which is attached, to the ADT board of directors through Michael Ashcroft, ADT chairman. The offer is to be made directly to ADT shareowners through an exchange offer Western Resources intends to file shortly.


                                    -more-

P.2 - ADT

        Based on the closing price of ADT common shares on Tuesday, December 17, 1996, the offer represents a premium of 12 percent over ADT's market price. In addition, ADT shareowners would receive a per ADT share equivalent dividend of $0.99 per year based on Western Resources' current annual indicated dividend rate of $2.06 per share and its share price of $31 1/4 at the close of business on December 17. ADT does not presently pay a dividend.

        Earlier this week, Western Resources announced an agreement to acquire Westinghouse Security Systems. When joined with Western Resources' existing security subsidiary, Westar Security, the Westinghouse acquisition positions Westar Security as the third largest monitored security services provider in the United States.

        "We have demonstrated our belief in ADT's future through our investment," said John E. Hayes, Jr., Western Resources chairman of the board and chief executive officer. "The benefits of this transaction are compelling, offering a natural extension of our respective businesses. The combination positions us both to add lifestyle convenience to a national and international consumer base."

Editor's note: B-roll footage is available for unrestricted broadcast usage on the following C-Band satellite feeds: Wednesday, Dec. 18 -- 11 a.m. to 11:30 a.m. EST, Galaxy 4, Tr. 11; 2 p.m. to 2:30 p.m. EST, Galaxy 4 Tr. 9; 3 p.m. to 3:30 p.m. EST, Galaxy 9 Tr. 22; 4 to 4:30 p.m. EST, Galaxy 9, Tr. 22. On Thursday, Dec. 19 -- 11 a.m. to 11:30 a.m. EST, Galaxy 9 Tr. 2; 2 p.m. to 2:30 p.m. EST, Galaxy 9, Tr. 22.

        Western Resources (NYSE: WR) is a full-service, diversified energy company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide electric and gas service to approximately 1.2 million customers. Through its unregulated subsidiaries, Westar Energy, Westar Security, Westar Capital, and The Wing Group, a full range of energy, security and related products and services are developed and marketed in the continental U.S. and offshore.

        Westar Security, with Westinghouse Security Systems, will be the third largest provider of security services in the United States with more than 400,000 customers and branch offices in 50 cities.

        For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.

        *Assuming the Western Resources average stock price prior to closing is above $29.75 per share.

               [Western Resources/John E. Hayes, Jr. Letterhead]

                                                December 18, 1996

Mr. Michael A. Ashcroft
ADT Limited
41 Cedar House
Hamilton HM12
Bermuda

Dear Michael,

  We have demonstrated our belief in ADT's future by investing $589 million to purchase 27% of ADT's outstanding common shares, making us ADT's largest shareowner. In the past you and your board have advised us that you are not interested in discussing a business arrangement between our companies that could maximize ADT's potential, both in its existing security business and in the emerging market of deregulated retail energy distribution.

  Now, after careful study and consideration, we have determined that the potential benefits to ADT, Western Resources and ADT's other shareowners from a combination of Western Resources and ADT are simply too compelling to ignore. We firmly believe that this combination will provide significant benefits to our respective shareowners, customers and employees not available to either company on its own.

  We believe ADT's full potential can only be realized in a strategic business combination. In our proposed transaction, ADT shareowners will become part of one of the most innovative and dynamic companies in the business of making people's lives safer and more comfortable. Our subsidiary, Westar Security, is one of the fastest growing security companies in the nation. Combined with ADT, the leading brand name in the security industry, Western Resources will serve the energy and security needs of customers across the country and around the world.

  Western Resources, therefore, will file with the Securities and Exchange Commission a preliminary prospectus for an offer by Western Resources to ADT shareowners. Under our proposed offer, ADT shareowners (other than Western Resources and its affiliates) will receive $7.50 net in cash and $15.00 of Western Resources common stock in exchange for each ADT common share, up to a maximum of 0.50420 shares of Western Resources common stock. Based upon the closing price of ADT common shares on December 17, 1996, our proposal represents a 126o premium above ADT's market price.

  In order to ensure ADT's other shareowners receive the chance to consider our proposal for themselves, we will also demand a special general meeting of ADT shareowners for the purposes of (i) removing the present members of the ADT board, (ii) reducing the number of seats on the ADT board from eight to two, and
(iii) electing Western Resources' nominees to the ADT board. We will also file preliminary proxy materials relating to such special meeting. Once the Western Resources nominees are elected to the ADT board, Western Resources intends to consummate the exchange offer and a subsequent amalgamation pursuant to which Western Resources will acquire 100% of ADT's equity.

  We trust that you and the other members of ADT's board will consider the best interests of ADT's shareowners, customers and employees and agree to meet with us to achieve a mutually beneficial transaction that ensures that ADT executives and employees will enjoy exciting opportunities for career growth with the combined company. We are, however, committed to achieving the strategic benefits of a business combination of ADT and Western Resources and prepared to take all necessary steps to ensure that we and ADT's other shareowners have the opportunity to decide the future of our investment in ADT.

 I look forward to hearing from you soon.

                                                Sincerely,

                                                /s/ John